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WRITER’S EMAIL ADDRESS:

ngreene@shearman.com

August 19, 2014

Via Email and EDGAR Correspondence Filing

Ms. Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Ironwood Multi-Strategy Fund LLC (the “Feeder Fund”) (File Nos. 333-197488 and 811-22464)

Ironwood Institutional Multi-Strategy Fund LLC (the “Master Fund”)
(File Nos.  333-197489 and 811-22463)

Dear Ms. Hatch:

This letter responds to comments that you provided on August 8, 2014 to the Feeder Fund’s registration statement on Form N-2 dated July 17, 2014 (the “Feeder Fund Prospectus”) and the Master Fund’s registration statement on Form N-2 dated July 17, 2014 (the “Master Fund Prospectus”).  Below, we identify your comments and offer our responses1.

We believe that the responses below address the comments that you provided on August 8, 2014 and intend to file revised Forms N-2/A of the Master Fund Prospectus and the Feeder Fund Prospectus along with, in due course, a request that such registration statements be declared effective as of August 30, 2014.

 1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Feeder Fund Prospectus and Master Fund Prospectus, as applicable.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Laura Hatch

I.	Cover Page

1.
COMMENT: You requested that we make prominent the paragraph that begins, “The Units will not be listed on any securities exchange…” and that we revise the cover page of the prospectus to disclose prominently all of the principal risks to investors of investing in the Fund and in hedge funds.

RESPONSE: We will update the cover page consistent with these comments.

2.	COMMENT: You asked us whether FINRA has reviewed and approved the terms of the underwriting agreement and the Fund’s Maximum Sales Load.

RESPONSE: The prospectus is under review by FINRA examiner Christopher Morley. Mr. Morley can be reached by phone at (240) 386-5672 or email at christopher.morley@finra.org.

II.	Summary

3.	COMMENT: You asked us to revise the Master Fund’s Prospectus to disclose the type of investors there are or will be in the Master Fund.

RESPONSE:  In response to your comment, we will revise the Prospectus to state as follows:

“The Fund is offering units of limited liability company interest of the Fund (the “Units”) to, in addition to the Feeder Fund, retail and institutional investors.”

4.
COMMENT: You asked us to clarify that valuation of the Fund’s assets is the ultimate responsibility of the Board of Directors and that the assets of the Fund will be valued at fair value in accordance with the Fund’s valuation policies and procedures.

RESPONSE: In response to your comment, we will add language throughout the Prospectus indicating that valuation of the Fund’s assets is the ultimate responsibility of the Board of Directors. Also, we confirm that it is our understanding that the Fund’s assets are valued at fair value in accordance with the Fund’s valuation policies and procedures.

Ms. Laura Hatch

5.	COMMENT: You asked whether the Feeder Fund’s Fee Table should include the Sales Charge charged by the Master Fund, as the Sales Charge may be waived or adjusted at the sole discretion of Ironwood.

RESPONSE: The Master Fund has not, to date, charged the Feeder Fund the Sales Charge and has confirmed that no such Sales Charge will be charged in the future.  We will note this in the Master Fund’s Prospectus.

6.
COMMENT: You asked us to explain if any of the waived fees recaptured by Ironwood from the Master Fund pursuant to the Expense Limitation Agreement were allocated to the Feeder Fund and how Ironwood ensures that the fees subject to recapture do not extend past three years.

RESPONSE: The Expense Limitation Agreements between Ironwood, the Master Fund, and the Feeder Fund state that Ironwood will reimburse each fund to the extent that fund expenses are above the stated cap.  The stated cap is 0.25% per annum (computed monthly) on a combined basis. The Feeder Fund is allocated its pro-rata share of expenses through its investment in the Master Fund.  The Feeder Fund’s direct expenses plus indirect expenses allocated from the Master Fund will not exceed 0.25% per annum (computed monthly). The Master Fund and Feeder Fund will carry forward for a period not to exceed 3 years from the date on which a reimbursement is made by Ironwood, any expenses in excess of the Expense Limitation.

Ironwood and its Administrator independently track the Master Fund’s actual monthly expenses, the Feeder Fund’s indirect share of those monthly expenses, the Feeder Fund’s actual direct monthly expenses, and the maximum allowable monthly expenses under the stated cap at both the Master Fund and Feeder Fund level. This information is maintained on a schedule which includes the amount subject to recoupment by Ironwood from each fund and the date that such expense carry forward will expire. If the expense carry forward has expired at the Master Fund level, then it is never passed down to the Feeder Fund level.  This schedule is also reviewed by the Funds’ auditors on an annual basis.

Ironwood and its Administrator first calculate the maximum allowable monthly expenses under the Expense Limitation Agreement at both the Master Fund and the Feeder Fund Level.   If the Master Fund’s direct expenses are less than the Master Fund’s maximum allowable monthly expenses, the Master Fund is able to recoup expenses previously over the cap that have not yet expired.  Any potential Master Fund recoupment is calculated using a “first-in, first-out” approach, meaning that Ironwood recoups the earliest expenses reimbursed at the Master Fund level that have not yet expired.

Ms. Laura Hatch

Because of the flow through nature of the Master Feeder structure, the recoupment of the Feeder Fund’s indirect share of the Master Fund expenses is always done before the Feeder Fund is able to bear its own direct expenses. Because the Master Fund expenses are capped at 0.25% per annum (computed monthly), the Feeder Fund’s indirect share of the Master Fund expenses will never exceed the maximum allowable monthly expenses at the Feeder Fund level. Therefore, there is never a scenario where the Feeder Fund’s indirect share of the Master Fund’s expenses are reimbursed at the Feeder Fund level.

Any expenses allocated to the Feeder Fund through its investment in the Master Fund (which may include an allowable recoupment of previously reimbursed Master Fund expenses) are first counted towards the maximum allowable monthly expenses for the Feeder Fund. If the Feeder Fund’s indirect expenses plus the Feeder Fund’s current month direct expenses do not exceed the Feeder Fund’s maximum allowable monthly expenses, Ironwood may recoup the portion of the previously reimbursed Feeder Fund direct expenses that have not yet expired up to the  0.25% per annum stated cap. To the extent that the Feeder Fund’s direct expenses plus its indirect share of the Master Fund’s expenses are in excess of the 0.25% cap, Ironwood reimburses the Feeder Fund for its direct expenses. As discussed above, the Feeder Fund’s direct expenses are tracked by Ironwood and its Administrator to ensure that expiration dates are properly reflected and monitored.

III.	Summary of Fund Expenses

7.	COMMENT: You asked us to confirm that, in the Feeder Fund’s Fee Table, the other expenses for the Master Fund (0.36%) are included in the Acquired Fund Fees and Expenses (11.35%).

RESPONSE: Confirmed.

8.	COMMENT: You asked us to identify what Footnote (7) refers to as the staff could not locate Footnote (7) in the Feeder Fund’s Fee Table.

RESPONSE: In response to your comment, we will revise the Prospectus such that the language in Footnote (7) is no longer a footnote, but rather stands on its own as a paragraph following Footnote (6).

9.
COMMENT: You referred to the last sentence in former Footnote (7) which states, “[T]he Fee Waiver and/or Expense Reimbursement amount includes a waiver of a portion of the Master Fund’s expenses which are included in Acquired Fund Fees and Expenses”, and asked us to make clear that Ironwood did not waive a portion of the Master Fund’s expenses but rather recaptured fees previously waived.

Ms. Laura Hatch

RESPONSE: The sentence has been determined to be unnecessary and will be deleted.

10.	COMMENT: Please update footnotes (2) and (3) to the Expense Example. Footnote (2) should only refer to year 1, and footnote (3) should refer to years 2 through 10.

RESPONSE: In response to your comment, we have made the requested change.

IV.	Reliability of Valuations

11.
COMMENT: You asked us to make clear that valuation of the Fund’s assets is the ultimate responsibility of the Board of Directors and that the assets of the Fund will be valued at fair value in accordance with the Fund’s valuation procedures.

RESPONSE: Please note our response to your Comment 4, which we believe to be equally applicable here.

V.	Fund Administrator

12.
COMMENT:  You asked that we disclose whether the Board of Directors approved Ironwood’s delegation to the Fund Administrator the calculation of the net asset value of the Feeder Fund and the Master Fund.

RESPONSE:  We will add the requested language confirming that the Board of Directors approves this delegation.

VI.	Distribution Expenses

13.
COMMENT: You referred to disclosure regarding the maximum compensation (2.65%) payable to the Distributor under the Distribution Services Agreement and asked us to explain where this fee is reflected in the Fee Table.

RESPONSE: We respectfully believe that no additional Fee Table disclosure should be required.  This reference is to the maximum level of compensation payable to the Distributor as an aggregate of total Sales Charges and Servicing Fees paid over time.  Put differently, the components of this maximum are already incorporated into the Fee Table and, because it reflects a cap calculated on the basis of aggregate payments that may be made over many years, is not well suited to description in the Fee Table, which is by design a one-year “snapshot.”

Ms. Laura Hatch

VII.	Subscription for Units

14.
COMMENT: You asked how often the net asset value is calculated for the Fund and whether the Fund’s investments in the Underlying Funds are being valued at fair value in order to determine the net asset value of the Fund for each offering of Units.

RESPONSE: We confirm that the net asset value for the Fund is calculated monthly and that it is our understanding that the Fund’s investments in the Underlying Funds are being valued at fair value.

VIII.	Repurchase of Units

15.	COMMENT: You asked us to clarify whether the first paragraph under Payment Mechanics should be revised to refer to Members who tender up to 95% of their Units.

RESPONSE: The first paragraph under Payment Mechanics explains that Members who tender either all or a portion of their Units will be paid an amount equal to 100% of the unaudited net asset value of the Members’ repurchased Units. The following paragraph then adds the separate concept of a 5% holdback that applies only to tenders of 95% or more of one’s Units. We respectfully believe that the two paragraphs work together properly as-is.

16.
COMMENT: You asked us to explain, given that the Fund intends to repurchase Units as of 6/30 and 12/31 and the Fund’s annual audit is for the year ended 4/30, how an audit for the year ended 4/30 would determine the final audited net asset value of a Member’s Units being repurchased determined as of a 6/30 or 12/31 Repurchase Date. You also asked whether the auditor analyzes the 6/30 and 12/31 net asset value for repurchases on those dates during the preceding fiscal year and whether the Fund is valuing its investments in the Underlying Funds at fair value as of each Repurchase Date.

RESPONSE: While it is the case that the auditor does not directly analyze the 6/30 and 12/31 net asset values, the audit evaluates the Fund’s internal controls, operational due diligence functions and other inputs that apply to valuations performed by the Fund for any valuation date. If the auditor took issue with these inputs during the course of its fiscal year-end audit, the Fund believes that it could be required to reconsider earlier valuations including those for its 6/30 and 12/31 Repurchase dates.  It is in the interests of satisfying that potential contingency that the current 5% holdback is maintained.

Ms. Laura Hatch

We separately confirm that it is our understanding that the Fund is valuing its investments in the Underlying Funds at fair value as of each Repurchase Date.

IX.	Valuation of Units for Purposes of Repurchases

17.	COMMENT: You asked us to make clear that the Fund’s investments are valued at fair value and that we supplement the disclosure with policies similar to several policies provided in your letter.

RESPONSE: In response to your comment, we will add disclosure to assure that the Prospectuses cover the substance of each of the policies you listed (though we also believe that many of these policies are covered by the current disclosures).

X.	Valuation

18.
COMMENT: You cited disclosure that references valuations as of each Fiscal Period Closing and asked us to make clear that the value of each asset of the Fund is calculated at the time of each offering and each repurchase of Fund Units.

RESPONSE: In response to your comment, we will drop the reference to Fiscal Period Closings.  The disclosure instead will read as follows:

“Subject to the direction of the Valuation Committee, the value of each asset of the Fund is calculated monthly by the Fund Administrator in accordance with U.S. generally accepted accounting principles applied on a consistent basis.”

XI.	Ironwood Composite Annual Disclosure Presentation

19.
COMMENT: You asked us to explain why an expense ratio of 2.20% is used for the Composite performance while the Feeder Fund’s expense ratio, including the Master Fund’s expenses net of the waiver is 2.31% and the gross expense ratio, is 2.58%.

RESPONSE: We have updated the Ironwood Composite Annual Disclosure Presentation to disclose that the net returns are net of all fund level expenses and have separately disclosed the annual advisory fee of 1.20% and the annual account servicing fee of 0.75%.

Ms. Laura Hatch

We agree that the previous presentation footnote may have inadvertently implied that the total expenses used to calculate the net return were only 2.20%, which would present an incomplete picture. The new disclosure clarifies that net returns presented are net of all fund expenses, including interest expense, custody fees and other expenses, not just the advisory fee, account servicing fee, and administrative expense reimbursement that were previously separately identified. The updated disclosure should make clear that the prior performance presented is computed using an expense ratio that is fully consistent with the Fund’s actual expense ratio. Since the sales load is an up-front charge that is not always charged, we have not included it. We added additional footnote language in bold type to highlight that investors who pay the sales charge will experience a lower performance return.  It is also our understanding that to reflect sales loads here is neither required nor customary under the applicable GIPS composite rules and that any impact would be wholly immaterial given the Composite’s 18-year record.

20.	COMMENT: You asked us to disclose how the Fund’s method of calculating prior performance differs from the standardized SEC method.

RESPONSE: We confirm that it is our understanding that the standardized SEC method is followed here, subject only to possible differences in treatment of sales loads just discussed.

21.
COMMENT: You made reference to the fact that for each of the years ended 4/30/12, 4/30/13, and 4/30/14, the Feeder Fund performed worse than the Composite and that, as a result, the Feeder Fund’s disclosure stating that an investor in an Ironwood Fund may have an overall investment experience that underperforms or outperforms that reflected in the Ironwood Composite may be potentially misleading. You asked us to consider whether this disclosure is appropriate.

RESPONSE:  Although the Fund underperformed the Ironwood Composite for the past three years, we respectfully believe it is appropriate to state that an investor’s investment experience could under or over perform that of the Ironwood Composite. We believe that returns for three out of 18 years do not provide a complete enough data set to indicate that the Fund will be more likely to underperform the Ironwood Composite.

Ms. Laura Hatch

XII.	Statement of Additional Information

22.	COMMENT: You asked us to explain to why the Fund’s fundamental policy on concentration was changed and whether the Fund sought shareholder approval to make this change.

RESPONSE: The language referenced in your letter pertaining to the Fund’s fundamental policy on concentration was removed in error and will be reinserted in the Prospectus.  We appreciate your assistance in identifying that oversight.

XIII.	Annual Shareholder Report

23.
COMMENT: You commented that the footnotes to the Financial Highlights for the Feeder Fund in Form N-CSR are different from the footnotes to the Financial Highlights for the Feeder Fund in the Prospectus and that the Prospectus contains a footnote that provides the expense ratio of the Master Fund. You asked that in future shareholder reports, we include this footnote to the Financial Highlights and that we ensure that the Financial Highlights in the shareholder report contains all of the footnotes included in the Prospectus.

RESPONSE: Since the Feeder Fund’s financial statements include the Master Fund’s financial statements, we believe that there is adequate disclosure regarding the Master Fund’s expense ratio. However, going forward, we will also disclose the Master Fund’s expense ratio in the Feeder Fund’s financial highlights disclosure so that it is consistent with the disclosure in the Prospectus.

24.
COMMENT: You asked us to include the tax character of distributions paid for the past two years instead of only one year in the Notes to the Financials Statements of the Feeder Fund’s shareholder report Note 2.

RESPONSE: The tax character of distributions paid for the past two years is included in the Feeder Fund’s Financial Highlights schedule. However, going forward, we will repeat this information in Footnote 2.

25.	COMMENT: You asked us to include the valuation hierarchy for the Feeder Fund’s investment in the Master Fund in the Notes to the Financials Statements of the Feeder Fund’s shareholder report Note 3.

RESPONSE: We do not believe that the valuation hierarchy for the Feeder Fund’s investment in the Master is a required or relevant GAAP disclosure since the Feeder Fund’s only investment holding is the Master Fund.  We believe that the Master Fund’s valuation hierarchy is the most meaningful to the shareholder. This information is presented in the Master Fund financial statements that are included in the Feeder Fund’s financial statements.  The Feeder Fund’s financial statements also provide appropriate disclosures about the nature, terms and character of its investments in the Master Fund.  In considering the appropriate footnote disclosures, we also considered the perspectives presented in the AICPA Investment Companies Expert Panel December 9, 2008 Meeting Highlights (page 247/422 Item 1).

Ms. Laura Hatch

26.
COMMENT: You asked us to include the amount subject to recoupment broken down by the year an amount expires in the Notes to the Financials Statements (Note 4 for the Feeder Fund and Note 7 for the Master Fund).

RESPONSE: The Fund undertakes to make this change in its next financial report.

27.	COMMENT: You asked us to identify the types of investors (other than the Feeder Fund) that hold the Master Fund’s net assets.

RESPONSE: The Fund undertakes to make this change in its next financial report.

28.	COMMENT: You asked us to identify the securities held by the Cayman Islands controlled foreign corporation in the consolidated schedule of investments.

RESPONSE: On July 1, 2014, the CFC fully liquidated the 0.05% position held. If the CFC makes future investments, the Fund will identify those holdings in the consolidated schedule of investments.

Certain of the changes reflected above have been inserted using identical language in subsequent sections of the Master Fund Prospectus and/or the Feeder Fund Prospectus. Because such subsequent changes are identical to the quoted changes above, we have not listed them separately in our responses. All changes will be reflected in the above referenced blacklines, which will be marked against the Master Fund and the Feeder Fund’s prior filing.

The Master Fund and the Feeder Fund each acknowledges that should the Commission or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Prospectus have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Master Fund Prospectus or the Feeder Fund Prospectus.  In addition, the Master Fund and the Feeder Fund each acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Master Fund Prospectus and the Feeder Fund Prospectus, respectively, have been adequately addressed, does not relieve the Master Fund or the Feeder Fund from their full responsibility for the adequacy and accuracy of the disclosures in the Master Fund Prospectus or the Feeder Fund Prospectus, respectively.  The Master Fund and the Feeder Fund each further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Laura Hatch

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-4668 or my colleague Jason Spears at (212) 848-7795.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

Laurie Chatoff (an officer of the Funds)
Jason C. Spears (S&S)